Christian O. Nagler To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:        Brian Fetterolf

     Donald Field

Re:    Software Acquisition Group Inc. III

Amendment No. 2 to Registration Statement on Form S-4

Filed June 29, 2022

File No. 333-262723

Ladies and Gentlemen:

This letter is sent on behalf of Software Acquisition Group Inc. III (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated July 13, 2022 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 2 to Form S-4 filed June 29, 2022

Questions and Answers

Non-GAAP Financial Measures, page 167

1.

We note your response to comment 9. It appears the types of expenses included in “contract acquisition costs” are akin to sales and marketing expenses, which are normal, recurring cash expenses necessary to operate your business. As such, the exclusion of these types of expenses in calculating the non-GAAP measure “Adjusted EBITDA” does not appear appropriate. Please revise the calculation of your non-GAAP measure to remove this adjustment or explain why you do not believe this is required. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on non-GAAP measures.

Response: In response to the Staff’s comment, the Company has removed the adjustment for contract acquisition costs from the calculation of its Adjusted EBITDA on pages 171 and 172 of the Registration Statement.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

July 18, 2022

Unaudited Prospective Financial Information of Nogin, page 203

2.

We note your response to comment 19 that you “added in a discussion on the fluctuation from 2021 expectations to 2021 actuals.” We re-issue the comment in part. Please disclose whether Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-reference to the discussion of Nogin’s 2021 results of operations. In this regard, while we note your disclosure does address certain 2021 fluctuations (e.g., “[i]n late-2021, the Company experiences supply chain issues related to the shifting economy. . . .”), it does not appear that you compare the 2021 projections to the 2021 actual results.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 209 through 211 of the Registration Statement.

Branded Online, Inc. dba Nogin Consolidated Financial Statements

6. Long-Term Debt, page F-91

3.

Your disclosure in Note 6 indicates that your line of credit contains covenants regarding certain financial statement amounts and ratios of the Company. It also indicates that the Company received a forbearance and waiver, respectively, for its financial statement covenants for the periods ended March 31, 2022 and December 31, 2021. Given the need for forbearance and waivers at March 31, 2022 and December 31, 2021, please explain why you believe it is probable that the Company will be able to cure the default and comply with the covenants at measurement dates that are within the next twelve months and that the balance on the line of credit should therefore be classified as a long-term obligation in your financial statements. Refer to the guidance in ASC 470-10-45-1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is probable that it will be able to cure the default and comply with the line of credit covenants at measurement dates that are within the next twelve months due to the following reasons:

Securities and Exchange Commission

July 18, 2022

•

Nogin has a long-standing relationship with the financial institution providing the line of credit. In May 2022, Nogin obtained a waiver and forbearance for the fourth quarter of 2021 and the first quarter of 2022, respectively. In July 2022, Nogin successfully obtained a waiver for failure to satisfy certain covenants from the fourth quarter of 2021 through May 2022. Based on these and past experiences, Nogin believed further negotiations would be successful.

•

The result of the negotiations proved successful when the financial institution agreed to amend the covenants in the Revolving Credit Agreement governing Nogin’s line of credit were amended to account for the updated financial projections included on page 209 of the Registration Statement. Such projections indicate Nogin will satisfy the amended covenants in the next twelve months.

•

Further, Nogin received an additional $10 million of debt financing during the second and third quarters of 2022 from existing and new investors and from the counterparty to the Note Agreement described in Note 6 to Nogin’s consolidated financial statements included in the Registration Statement.

•

Lastly, Nogin has incurred higher expenses in the past year relative to previous years in order to invest in building its technology platform, warehouse space and costs in order to prepare for becoming publicly traded. With much of that work already completed, Nogin expects to be able to slow spending to conserve cash.

•	Nogin’s forecast indicates it would meet the amended covenants in the next twelve months.

For the above reasons, Nogin believes it will be able to meet future covenants for at least the next twelve months. As such, the outstanding borrowings under the line of credit are appropriately classified as a long-term obligation in Nogin’s consolidated financial statements included in the Registration Statement.

Securities and Exchange Commission

July 18, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or christian.nagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

cc:	Via E-mail
Jonathan S. Huberman
Geoffrey Van Haeren, Esq.
Matthew D. Turner
Ryan J. Maierson, Esq.
John M. Greer, Esq.
Ryan J. Lynch, Esq.